EXHIBIT 99
FIRST QUARTER REPORT March 31, 2003

Dear Shareholders:

We are pleased to present our results for the first quarter of 2003. The following is a summary of the financial highlights for the quarter:
•

Total sales increased 17% to $1,032 million compared to $879 million for the first quarter of the previous year. Production sales increased 19% to $948.2 million and tooling and engineering sales remained strong increasing 1% to $83.4 million

•

Growth of production sales was the result of slightly higher vehicle production volumes, increased market penetration due to new product launches, as measured by our higher average dollar content per vehicle and the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar.

•

Compared to the first quarter of the previous year, North American light vehicle production volumes increased 2% to approximately 4.2 million units and Western European vehicle production volumes remained relatively flat at approximately 4.3 million units.

•	Average dollar content per vehicle for the quarter increased to $139 in North America and $87 in Western Europe, compared to $128 and $64, respectively, in the same quarter a year ago.
•	The euro, British pound and Canadian dollar strengthened by approximately 22%, 12% and 6%, respectively, during the first quarter of 2003 compared to the first quarter of 2002.
•	Diluted earnings per share for the quarter increased 8% to $0.27 from diluted earnings per share of $0.25 for the first quarter of 2002.
•	Cash flow generated from operating activities was $92.8 million for the first quarter of 2003 compared to $44.3 million for the first quarter of the prior year.
•

The Company's Board of Directors declared a dividend of $0.10 per share on the Class A Subordinate Voting and Class B Shares and a dividend of $2,812,500 on the Convertible Series 1 and 2 Preferred Shares in respect of the first quarter of 2003.

We are pleased with the progress that we continue to make and the ongoing successful launches of our new products for our customers.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of the Results of Operations and Financial Condition for the three month period ended March 31, 2003.
/s/ Donald J. Walker	/s/ Michael E. McCarthy
Donald J. Walker President and Chief Executive Officer	Michael E. McCarthy Executive Vice-President and Chief Financial Officer

This quarterly report contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, industry cyclicality, trade and labour disruptions, pricing concessions and cost absorptions, product warranty, recall and product liability costs, dependence on certain vehicles and major OEM customers, program launch delays, currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this quarterly report to reflect subsequent information, events or circumstances or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three month period ended March 31, 2003 should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three month period ended March 31, 2003 and the Company's audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2002, as included in the 2002 Annual Report. All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, midgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. Effective January 2003, the Company's Closures operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closures segment, beginning January 2003 is reported on a global basis. As a result, the Company has presented the Closures business as one reportable business segment to reflect the new global approach for segment wide growth. The Company's Interiors segment continues to be segregated between North America and Europe. For the three month period ended March 31, 2003, the Company's Interiors segment accounted for approximately 77% and 51% of the Company's consolidated sales and operating income, and the Company's Closures segment accounted for approximately 23% and 49% of the Company's consolidated sales and operating income.

The following are some of the highlights of the first quarter of 2003:
•	Total sales increased 17% to $1,032 million compared to $879 million for the first quarter of 2002;
•

North American light vehicle production was approximately 4.2 million units, representing a 2% increase from the first quarter of 2002. Western European vehicle production remained relatively flat at approximately 4.3 million units;

•

Average content per vehicle continued to increase in both North America and Europe due to increased market penetration and the positive impact of foreign exchange translation on sales due to the weakening of the U.S. dollar relative to the euro, British pound and Canadian dollar. The increased market penetration was due to complex new products launched during the first quarter of 2003 including significant programs such as the complete seats for the new Chrysler Pacifica and new products launched in the second half of 2002 including the complete seats and overhead system for the Saturn ION in North America and the instrument panel and door panels for the Jaguar XJ Series, the door panels for the Toyota Avensis and the cockpit module for the Nissan Micra in Europe;

•	Operating income increased by 6% to $30.1 million from $28.5 million in the first quarter of 2002; and
•

The OEMs in both North America and Europe continue to offer various price and financing incentives to their customers. As a result, the Company's pricing to its OEM customers has been under pressure resulting in higher price reductions in the first quarter of 2003 compared to the first quarter of the prior year.

2003 OUTLOOK

For the full year, the Company expects North American light vehicle production volumes to decrease by approximately 3% to 15.8 million units from 16.3 million units in 2002. Western European vehicle production volumes are expected to decline by approximately 1% to 16.1 million units as compared to 2002 vehicle production volumes of 16.3 million units. Based on these volume estimates, as well as the Company's product mix and foreign exchange rate assumptions, and expected tooling and engineering sales, the Company expects its sales for 2003 to be between $4.35 billion to $4.45 billion.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•	An economic downturn could reduce or eliminate the Company's profitability;
•	Increasing price reduction pressures from the Customer could reduce profit margins;
•	The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers;
•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage.

RESULTS OF OPERATIONS

	Three month periods ended March 31,

	2003	2002	Change

1 Canadian dollar equals U.S. Dollars	0.6619	0.6273	5.5%
1 euro equals U.S. dollars	1.0727	0.8771	22.3%
1 British pound equals U.S. dollars	1.6020	1.4267	12.3%

The Company's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The table above reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. Significant changes in the above foreign exchange rates impact the reported U.S. dollar amounts of the Company's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended March 31, 2003 and 2002

Sales (in millions, except average dollar content per vehicle)

	Three month periods ended March 31,

	2003	2002
Vehicle production volumes
North America	4.2	4.1
Europe	4.3	4.3

Average dollar content per vehicle
North America	$139	$128
Europe	$87	$64

Production sales - Interior Systems
North America	$392.8	$375.2
Europe	331.4	244.7
Production sales - Closures Systems	224.0	176.7

	948.2	796.6

Tooling and engineering sales	83.4	82.3

Total sales	$1,031.6	$878.9

Total sales increased by $152.7 million to $1,031.6 million in the first quarter of 2003 compared to the first quarter of 2002. Approximately $70 million of this sales growth was attributable to foreign currency translation due to the strengthening of the Canadian dollar, British pound and euro relative to the U.S. dollar.

Production Sales - Interior Systems:

North America:  North American production sales for the Interiors business increased 5% to $392.8 million for the first quarter of 2003 compared to $375.2 million for the first quarter of 2002. This growth was primarily due to a 2% increase in North American light vehicle production volumes, the strengthening of the Canadian dollar relative to the U.S. dollar and the increase in average dollar content per vehicle from the first quarter of 2002. The increase in average dollar content per vehicle was attributed to new product launches including the complete seats for the Chrysler Pacifica in the first quarter of 2003 and the complete seats and overhead system for the Saturn ION in the second half of 2002.

Europe:  European production sales for the Interiors business increased 35% to $331.4 million for the first quarter of 2003 compared to $244.7 million for the first quarter of 2002. This growth was attributable to increased average dollar content per vehicle as a result of new products launched in the second half of 2002 including the instrument panel, console and door panels for the new Jaguar XJ Series, door panels for the Toyota Avensis and the cockpit module for the Nissan Micra, as well as the strengthening of the euro and the British pound relative to the U.S. dollar.

Production Sales - Closure Systems:

Production sales for the Closures business increased 27% to $224.0 million for the first quarter of 2003 from $176.7 million for the first quarter of 2002. This growth was primarily due to a 2% increase in North American light vehicle production volumes, the strengthening of the Canadian dollar and euro to the U.S. dollar and an increase in average dollar content per vehicle from the first quarter of 2002 as a result of new window regulator business that commenced production in the second half of 2002 and other new product launches in 2002.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first quarter of 2003 increased 1% to $83.4 million from $82.3 million for the first quarter of 2002. Tooling and engineering sales increased by $2.0 million to $70.5 million in the Interiors business and decreased by $0.9 million to $12.9 million in the Closures business for the first quarter of 2003 compared to the first quarter of 2002.

Gross Margin

	Three month periods ended March 31,

	2003	2002

Gross margin	$123.7	$107.5

Gross margin as a percentage of total sales	12.0%	12.2%

Gross margin was positively impacted in the first quarter of 2003 by the Company's higher average dollar content per vehicle, increased sales from higher vehicle production volumes and by the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar. This was partially offset by start-up costs associated with a number of the Company's new program launches and increased customer price reductions. Gross margin as a percentage of total sales decreased to 12.0% for the first quarter of 2003 compared to 12.2% for the first quarter of 2002.

Operating Income

	Three month periods ended March 31,

	2003	2002

Gross margin	$123.7	$107.5
Less:
Depreciation and amortization	23.4	20.7
Selling, general and administrative	54.4	44.8
Affiliation and social fees	15.8	13.5

Operating income	$30.1	$28.5

Depreciation and amortization as a percentage of total sales	2.3%	2.4%

Selling, general and administrative expenses as a percentage of total sales	5.3%	5.1%

Depreciation and amortization:  Depreciation and amortization expense increased by $2.7 million to $23.4 million for the first quarter of 2003 from $20.7 million for the first quarter of 2002. This was attributable to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new production programs and facilities, and the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported depreciation and amortization expense in the first quarter of 2003 compared to the first quarter of 2002. This was partially offset by lower depreciation expense in the first quarter of 2003 compared to the first quarter of 2002 as a result of the impairment loss on long-lived assets recognized in the fourth quarter of 2002.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $9.6 million to $54.4 million for the first quarter of 2003 from $44.8 million for the first quarter of 2002. The increase in SG&A costs reflects the incremental costs associated with the increase in production sales and the strengthening of the euro, British pound and Canadian dollar relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense in the first quarter of 2003. As a percentage of total sales, SG&A increased from 5.1% to 5.3%.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the first quarter of 2003 were $15.8 million reflecting an increase of $2.3 million compared to the $13.5 million expensed in the first quarter of 2002. The increase in fees is reflective of the increase in sales and pretax profits in the first quarter of 2003 compared to the first quarter of 2002.

Operating Income

	Three month periods ended March 31,

	2003	2002

Interiors Systems
North America	$12.6	$23.5
Europe	2.7	0.5
Closures Systems	14.6	6.9
Corporate	0.2	(2.4)

Operating Income	$30.1	$28.5

Operating Income - Interior Systems:

North America:  Operating income for the North American Interiors business decreased by $10.9 million to $12.6 million for the first quarter of 2003 from $23.5 million for the first quarter of 2002. The negative impact was primarily due to lower selling prices, increased start-up costs associated with new program launches, increased SG&A costs associated with the increase in production sales and increased affiliation and social fees partially offset by increased sales from higher vehicle production volumes, and increased content from new product launches.

Europe:  Operating income for the European Interiors business increased by $2.2 million from operating income of $0.5 million for the first quarter of 2002 to operating income of $2.7 million for the first quarter of 2003. The increase in European operating income was due to lower depreciation expense in the first quarter of 2003 as a result of the impairment loss on long-lived assets recognized in the fourth quarter of 2002, increased volumes on specific platforms and continuing operating efficiencies at under-performing divisions. This was partially offset by start-up costs associated with new product launches, increased SG&A costs associated with the increase in production sales and increased affiliation fees.

Operating Income - Closures Systems

Operating income for the Closures business increased by $7.7 million to $14.6 million in the first quarter of 2003 from $6.9 million in the first quarter of 2002. The increase in operating income was due to increased sales from higher vehicle production volumes and increased content from new product launches, as well as the strengthening of the Canadian dollar to the U.S. dollar. This increase was partially offset by increased SG&A costs associated with the increase in production sales increased affiliation and social fees, and the strengthening of the euro to the U.S. dollar which had the effect of increasing operating losses at certain European operations.

Operating Income - Corporate: Operating income for corporate for the first quarter of 2003 was $0.2 million as compared to an operating loss of $2.4 million for the comparable period in the prior year as a result of additional corporate costs being charged to the Company's operating segments.

Other Items

	Three month periods ended March 31,

	2003	2002

Operating income	$30.1	$28.5
Interest expense, net	0.3	0.3
Amortization of discount on Convertible Series Preferred Shares	3.0	2.8
Equity income	(0.3)	(0.1)

Income before income taxes and minority interest	27.1	25.5
Income taxes	13.2	12.6
Minority interest	0.1	(0.1)

Net income	13.8	13.0
Financing charge on Convertible Series Preferred Shares	0.4	0.5

Net income attributable to Class A Subordinate Voting and Class B Shares	$13.4	$12.5

Interest expense, net:  The Company's interest expense for the first quarter of 2003 remained relatively unchanged from the first quarter of 2002. Increases in interest income on cash balances were offset by interest charges on bank indebtedness and long-term debt balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $3.0 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the first quarter of 2003 compared to $2.8 million in the first quarter of 2002.

Income taxes:  The effective tax rate on income before income taxes and minority interest was approximately 49% for both the first quarter of 2003 and 2002 respectively. Absent the impact of the tax losses not benefited and the impact of amortization of the discount on the Convertible Series Preferred Shares, the effective tax rate was approximately 35% and 38% for the first quarter of 2003 and 2002 respectively.

Net income:  Net income for the first quarter of 2003 was $13.8 million as compared to $13.0 million for the first quarter of 2002. The increase was attributable to the increased gross margin related to the higher average dollar content per vehicle and higher North American light vehicle production volumes, partially offset by customer price reductions and start-up costs on new program launches, increased depreciation and amortization expense, increased SG&A costs associated with the increase in production sales, increased affiliation and social fees and the strengthening of the euro to the U.S. dollar which had the affect of increasing operating losses at certain European operations.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.4 million for the first quarter of 2003 compared to $0.5 million for first quarter of 2002.

Earnings Per Share

	Three month periods ended March 31,

	2003	2002

Earnings per Class A Subordinate Voting or Class B Share (US $)
Basic	$0.28	$0.26
Diluted	$0.27	$0.25

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	48.2	48.2
Diluted	63.1	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share for the first quarter of 2003 was $0.27 compared to $0.25 for the first quarter of 2002. The increase in diluted earnings per Class A Subordinate Voting or Class B Share is a result of higher net income for the first quarter of 2003 compared to the first quarter of 2002.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended March 31, 2003 and 2002

Cash from Operating Activities

	Three month periods ended March 31,

	2003	2002

Net income	$13.8	$13.0
Items not involving current cash flows	32.4	28.8

	46.2	41.8
Change in non-cash working capital	46.6	2.5

	$92.8	$44.3

During the first quarter of 2003, cash from operations before changes in working capital increased by $4.4 million to $46.2 million from $41.8 million for the first quarter of 2002. The increase was primarily a result of an increase in net income of $0.8 million and an increase in non-cash items of $3.6 million representing higher future tax expense and other non-cash charges. The $46.6 million of cash generated from working capital during the first quarter of 2003 is the result of $80.4 million increase in accounts payable and accrued liabilities, offset by a $4.7 million increase in accounts receivable, and $29.1 million increase in inventories. The increase in accounts payable and accrued liabilities, accounts receivable and inventories are due to new programs launched in 2002 and in 2003 as well as increases in the use of the Company's tooling finance program.

Investment Activities

	Three month periods ended March 31,

	2003	2002

Fixed assets additions	$(23.9)	$(24.5)
Investments and other asset additions	(3.1)	(0.3)
Proceeds from disposition of fixed assets	0.1	1.7

	$(26.9)	$(23.1)

Cash used for fixed assets, investment and other asset spending was $27.0 million and $24.8 million for the first quarter of 2003 and 2002, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $0.1 million and $1.7 million during the first quarter of 2003 and 2002, respectively.

Financing Activities

	Three month periods ended March 31,

	2003	2002

Increase (decrease) in bank indebtedness	$3.8	$(8.4)
(Repayments) issues of long-term debt and other long-term liabilities	(1.0)	1.0
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)

	$(2.4)	$(12.6)

Cash used in financing activities was $2.4 million for the first quarter of 2003 compared to $12.6 million for the first quarter of 2002. Cash generated from financing activities for the first quarter of 2003 included net issues of debt (including bank indebtedness less repayments of long-term debt) of $2.8 million. Cash used for financing activities for the first quarter of 2002 included net repayments of debt of $7.4 million. Dividends paid during the first quarter of 2003 and the first quarter of 2002 were $2.4 million in respect of Class A Subordinate Voting and Class B Shares, and $2.8 million in respect of the Convertible Series Preferred Shares.

Unused and Available Financing Resources

Cash on hand increased to $306.3 million at March 31, 2003 from $85.1 million at March 31, 2002. At March 31, 2003, the Company had credit facilities of $492.1 million, of which $393.6 million are unused and available. $328.1 million of the unused and available facilities represents the unused and available portion of the Company's $385 million three year revolving credit facility which expires September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsor a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the sponsor or its designee. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider sells the tooling to the sponsor or its designee for an amount equal to cumulative advances. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. A number of Magna affiliated company's are also sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million, subject to prior utilization of this facility by other Magna affiliated sponsors. As at March 31, 2003, $34.5 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's March 31, 2003 consolidated balance sheet.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2003, the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2003 through to 2005.

Capital and investment spending for existing businesses and projects is expected to range between $130 million and $150 million for 2003. The majority of capital spending in 2003 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2003 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2003. Cash provided from operating activities totalled $92.8 million and $44.3 million for the three month periods ended March 31, 2003 and 2002 respectively.

Guarantees

In February of 2003, the CICA approved an Accounting Guideline, AcG-14, "Disclosure of Guarantees " (AcG-14"). The guidelines require financial statement disclosures to be made by a guarantor about its obligations under guarantees. The Guideline is applicable for interim and annual periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)	As at March 31, 2003	As at December 31, 2002

	(Unaudited)	(Audited)
ASSETS

Current assets:
Cash and cash equivalents	$306.3	$241.3
Accounts receivable	598.6	579.9
Inventories	295.5	261.7
Prepaid expenses and other	32.3	27.8
Income taxes receivable	1.4	5.5

	1,234.1	1,116.2

Fixed assets, net	488.2	478.1

Goodwill	104.0	100.7

Future tax assets	74.3	75.5

Other assets	13.6	11.3

	$1,914.2	$1,781.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$54.9	$48.6
Accounts payable	755.4	658.0
Accrued salaries and wages	66.5	74.3
Other accrued liabilities	63.3	50.2
Long-term debt due within one year	4.1	4.2
Series 1 Convertible Series Preferred Shares (note 9)	107.6	-

	1,051.8	835.3

Long-term debt	31.8	31.8

Other long-term liabilities	27.4	25.6

Convertible Series Preferred Shares (note 9)	101.6	206.2

Future tax liabilities	37.6	38.0

Minority interest	1.0	0.9

Shareholders' equity:
Convertible Series Preferred Shares (note 6)	19.6	22.0
Class A Subordinate Voting Shares (note 6)	71.8	71.8
Class B Shares (note 6)	495.8	495.8
Retained earnings	28.2	17.2
Currency translation adjustment	47.6	37.2

	663.0	644.0

	$1,914.2	$1,781.8

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)

(U.S. dollars in millions, except per share figures and numbers of shares)

	Three month period ended March 31,	Three month period ended March 31,

	2003	2002

	(Unaudited)	(Unaudited)
Sales	$1,031.6	$878.9

Cost of goods sold	907.9	771.4
Depreciation and amortization	23.4	20.7
Selling, general and administrative	54.4	44.8
Affiliation and social fees	15.8	13.5

Operating income	30.1	28.5
Interest expense, net	0.3	0.3
Amortization of discount on Convertible Series Preferred Shares	3.0	2.8
Equity income	(0.3)	(0.1)

Income before income taxes and minority interest	27.1	25.5
Income taxes	13.2	12.6
Minority interest	0.1	(0.1)

Net income	$13.8	$13.0

Financing charge on Convertible Series Preferred Shares	0.4	0.5

Net income attributable to Class A Subordinate Voting and Class B Shares	13.4	12.5
Retained earnings, beginning of period	17.2	15.9
Adjustment for change in accounting policy for goodwill (note 4)	-	(35.7)
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	(2.4)

Retained earnings (deficit), end of period	$28.2	$(9.7)

Earnings per Class A Subordinate Voting or Class B Share (note 8)
Basic	$0.28	$0.26
Diluted	$0.27	$0.25
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions) (note 8)
Basic	48.2	48.2
Diluted	63.1	63.6

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Three month period ended March 31,	Three month period ended March 31,

	2003	2002

	(Unaudited)	(Unaudited)

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$13.8	$13.0
Items not involving current cash flows	32.4	28.8

	46.2	41.8
Change in non-cash working capital	46.6	2.5

	92.8	44.3

INVESTMENT ACTIVITIES
Fixed asset additions	(23.9)	(24.5)
Increase in investments and other assets	(3.1)	(0.3)
Proceeds from disposition of fixed assets	0.1	1.7

	(26.9)	(23.1)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	3.8	(8.4)
(Repayments) issues of long-term debt and other long-term liabilities	(1.0)	1.0
Dividends on Class A Subordinate Voting and Class B Shares	(2.4)	(2.4)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)

	(2.4)	(12.6)

Effect of exchange rate changes on cash and cash equivalents	1.5	(0.6)

Net increase in cash and cash equivalents during the period	65.0	8.0
Cash and cash equivalents, beginning of period	241.3	77.1

Cash and cash equivalents, end of period	$306.3	$85.1

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares)

(All amounts as at March 31, 2003 and for the three month periods ended March 31, 2003 and 2002 are unaudited).
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 audited consolidated financial statements as included in the Company's 2002 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2003, and the results of operations and cash flows for the three month periods ended March 31, 2003 and 2002.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	CHANGE IN ACCOUNTING POLICY FOR GOODWILL

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $35.7 million, of which $27.6 million, $5.6 million and $2.5 million related to reporting units in the Interiors Europe, Closures Europe and Interiors North America reporting segments, respectively. The total goodwill writedown was charged against January 1, 2002 opening retained earnings.

5.	CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

In February 2003, the CICA issued Accounting Guideline No. 14, Disclosure of Guarantees ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees are not individually or in aggregate significant.

6.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2002. For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,250,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares	Unlimited	5,481,191
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at March 31, 2003 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at March 31, 2003	5,481,191
Class B Shares outstanding as at March 31, 2003	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,095,000
Convertible Series Preferred Shares, convertible at $15.09 per share	14,910,537

66,238,666

The number of shares reserved to be issued for stock options is 5,995,000 Class A Subordinate Voting Shares of which 2,780,000 are reserved but unoptioned at March 31, 2003. The total number of shares issued from exercised stock options, from the inception date of the Company's stock option plan, is 5,000. The total number of options to purchase Class A Subordinate Voting Shares that have been cancelled, from the inception of the plan, is 131,000. The total number of options to purchase Class A Subordinate Voting Shares that have expired, from the inception of the plan, is 4,000.

7.	STOCK-BASED COMPENSATION
(a)

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2002 audited consolidated financial statements included in the Company's 2002 Annual Report. The following is a continuity schedule of options outstanding:

Canadian dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,720,000	Cdn.$	21.92	641,000
Cancelled	(10,000)	Cdn.$	21.00	(4,000)

Outstanding at March 31, 2003	1,710,000	Cdn.$	21.92	637,000

U.S. dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2002	1,435,000	U.S.$	14.38	587,000
Cancelled	(20,000)	U.S.$	13.70	(8,000)
Cancelled	(30,000)	U.S.$	16.40	(6,000)

Outstanding at March 31, 2003	1,385,000	U.S.$	14.35	573,000

(b)

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three month periods ended March 31,

	2003	2002

Risk free interest rate	-	5.27%
Expected dividend yield	-	1.20%
Expected volatility	-	26%
Expected time until exercise	-	5 years

For the three month period ending March 31, 2003 no options were granted under the Company's Incentive Stock Option Plan.

The Black-Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three month periods ended March 31, 2003 and 2002 would have been:

	Three month periods ended March 31,

	2003	2002

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$13.3	$12.4

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.28	$0.26
Diluted	$0.26	$0.25

The weighted average fair value of options granted subsequent to January 1, 2002 and outstanding during the three month period ending March 31, 2003 was $5.63 per option. The weighted average fair value of the 60,000 options granted during the three month period ending March 31, 2002 was $4.66 per option.

8.	EARNINGS PER SHARE
The following table summarizes the calculation of earnings per share for the three month periods ended March 31, 2003 and 2002.

	Three month period ended March 31, 2003	Three month period ended March 31, 2002

Basic earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$13.4	$12.5

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2

Basic earnings per Class A Subordinate Voting or Class B Share	$0.28	$0.26

Diluted earnings per Class A Subordinate Voting or Class B Share:
Net income attributable to Class A Subordinate Voting and Class B Shares	$13.4	$12.5

Adjustments (net of related tax effects):
Amortization of discount on Convertible Series Preferred Shares	3.0	2.8
Financing charge on Convertible Series Preferred Shares	0.4	0.5

	$16.8	$15.8

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period	48.2	48.2
Convertible Series Preferred Shares	14.9	14.9
Stock options	-	0.5

	63.1	63.6

Diluted earnings per Class A Subordinate Voting or Class B Share	$0.27	$0.25

For the three month period ending March 31, 2003, diluted earnings per Class A Subordinate Voting or Class B Share exclude the 3.1 million Class A Subordinate Voting Shares issuable under the Company's Incentive Stock Option Plan as such options were not in the money during the period.

9.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 Convertible Series Preferred Shares are presented as current liabilities. The Series 1 Convertible Series Preferred Shares are retractable by Magna International Inc. (Magna) at their carrying value of $112.5 million, together with all declared and unpaid dividends, after December 31, 2003. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The liability amounts for Series 2 Convertible Series Preferred Shares are presented as long-term liabilities, as they are not retractable by Magna until after December 31, 2004. These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

The Series 1 and 2 Convertible Series Preferred Shares are redeemable by the Company commencing December 31, 2005.
10.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended March 31, 2003			Three month period ended March 31, 2002

	Total Sales	Operating income	Fixed assets, net	Total Sales	Operating income	Fixed assets, net

Interior Systems
North America	$427.7	$12.6	$230.2	$423.9	$23.5	$198.2
Europe	367.8	2.7	160.2	264.6	0.5	146.4

Closures Systems	236.9	14.6	97.2	190.8	6.9	80.9

Corporate, other and intersegment eliminations	(0.8)	0.2	0.6	(0.4)	(2.4)	0.2

Total reportable segments	$1,031.6	$30.1	488.2	$878.9	$28.5	425.7
Current assets			1,234.1			958.8
Goodwill, future tax and other assets			191.9			235.6

Consolidated total assets			$1,914.2			$1,620.1

Effective January 2003, the Company's Closures operations underwent an organizational structure change, effectively changing management's reporting and assessment of operating results for resource allocation decisions and performance assessment to be on a global basis. Consistent with these changes in the Company's business operations, the Closures segment, beginning January 2003 is reported on a global basis. All comparative period amounts have been restated to conform with the current period's presentation.

OFFICERS
Donald J. Walker President and Chief Executive Officer			Richard Gywnn Vice President, Human Resources

C. Dennis Bausch Chief Marketing and Strategy Officer			Michael Sinnaeve Vice President, Quality and Operational Improvement

Michael E. McCarthy Executive Vice President and Chief Financial Officer			Bruce R. Cluney Secretary

Scott Paradise Executive Vice President, Sales and Marketing			Michael Baccellieri Controller

Karl Steiner Executive Vice President, Sales, Europe			Paul Brock Treasurer

STOCK LISTINGS			TRANSFER AGENT AND REGISTRARS

Class A Subordinate Voting Shares The Toronto Stock Exchange - IAI.A NASDAQ National Market - IAIA			Canada - Class A Subordinate Voting Shares Computershare Trust Company of Canada, Toronto, Ontario, Canada
AUDITORS Ernst & Young LLP Toronto, Ontario, Canada			United States - Class A Subordinate Voting Shares Computershare Trust Company Inc., Golden, Colorado, U.S.A.

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz

For additional information regarding the Company please contact: Michael E. McCarthy Executive Vice President and Chief Financial Officer
Telephone: Facsimile: Email:	905-898-5200 (Ext. 7156) 905-898-6053 maryann_kozlowicz@intier.com	Telephone: Facsimile: Email:	905-898-5200 (Ext. 7042) 905-898-6053 irinfo@intier.com

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

Intier Automotive Inc.	Closure Systems		Interior Systems
521 Newpark Blvd. Newmarket, Ontario Canada L3Y 4X7 Tel: (905) 898-5200	521 Newpark Blvd. Newmarket, Ontario Canada L3Y 4X7 Tel: (905) 898-2665	United States 39600 Lewis Drive Novi, Michigan, USA 48377 Tel: (248) 567-4000	Europe 19 Ostring D-63762 Grossostheim Germany Tel: 011-49-6026-992-0

Bircholt Road, Parkwood Industrial Trading Estate, Maidstone, Kent, England ME15 9XT Tel: 011-44-162-268-6311

Intier Automotive Inc. 521 Newpark Blvd. Newmarket, Ontario, Canada L3Y 4X7 www.intier.com